EXHIBIT 99
PRESS RELEASE


Contact:

Richard P. Becht
(716) 655-3800


FOR IMMEDIATE RELEASE


              ACME ELECTRIC ANNOUNCES SECOND-QUARTER RESULTS


    EAST AURORA, N.Y., January 23, 1998 -- Acme Electric Corporation (NYSE:ACE) announced today that, for the second quarter of its 1998 fiscal year ended December 27, 1997, net sales were $22,752,000, compared to $23,478,000 for the comparable period of the previous year, with net income of $498,000, or $.10 per share, compared to net income of $84,000, or $.02 per share the previous year. Net sales for the twenty-six-week period ended December 27, 1997, were $44,931,000, compared with $46,701,000 for the comparable period of the previous year. Net income for the twenty-six-week period ended December 27, 1997, was $668,000, or $.13 per share, compared with a net income of $90,000, or $.02 per share, for the comparable period of the previous year.
    Robert J. McKenna, Chairman and CEO, stated that, "We are continuing our efforts to replace lower-margin business with new business yielding higher returns, and so, although sales appear level, we have made an improvement in the quality of the overall product mix." McKenna added that, "We are encouraged by the progress being made on all fronts and look forward to improved performance this year."
    Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion products for electronic and electrical systems for industrial, commercial, residential, and military and aerospace applications. Corporate headquarters are in East Aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C. and Tempe, Ariz. Company news is available by FAX: dial 1-800-758-5804, and input extension 006675; or visit our web site at acmeelec.com
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ACME ELECTRIC CORPORATION

Comparative Analysis
(in thousands, except for per share data)




                       13 Weeks      13 Weeks      26 Weeks      26 Weeks
                        Ended         Ended         Ended         Ended
                       12/27/97      12/27/96      12/27/97      12/27/96
                       --------      --------      --------      --------

Net Sales               $22,752       $23,478       $44,931       $46,701
Net Income                  498            84           668            90
Net Income Per Common Share
  (Basic and Diluted)      $.10          $.02          $.13          $.02
Weighted Number of Shares
  Outstanding Used to Compute Net
  Income Per Common Share:
    Basic             5,044,323     4,952,961     5,043,173     4,948,928
    Diluted           5,059,380     4,965,378     5,058,119     4,961,463